UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: May 2018

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of
Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	Pre-Close Statement, dated 16 May 2018

16 May 2018

Micro Focus International plc

Pre-Close Statement for the six months ended 30 April 2018

Micro Focus International plc ("Micro Focus", "the Company" or "the Group", LSE: MCRO.L, NYSE: MFGP), the international software product group, provides an update on the trading performance for the six months ended 30 April 2018.

Micro Focus expects to report revenues better than the management guidance of minus 9% to minus 12% on a constant currency basis, compared to the proforma six months ended 30 April 2017. However, this performance includes an unusually large licence deal of approximately $40 million, which closed earlier than expected. Excluding this deal, the Group's underlying revenue was towards the better end of the guidance range.

The Group reiterates the constant currency revenue guidance for the twelve months ending 31 October 2018 of minus 6% to minus 9% compared to the proforma 12 months ending 31 October 2017. In addition, management reiterates that, at the midpoint of the revenue guidance range, the Company expects to achieve an Adjusted EBITDA margin percentage of approximately 37% in the 12 months to 31 October 2018.

As stated in the 19 March 2018 trading update, DSOs remain elevated in the short term, and net debt is expected to improve to approximately $4.2 billion by 31 October 2018, in line with market consensus.

"The Micro Focus team is making encouraging progress on improving both the discipline and speed of execution within the business, whilst also sharpening the focus on our primary purpose - delivering great software products to meet the needs of our customers. This customer centred innovation lies at the heart of our strategy and business model to deliver sustainable shareholder returns," commented Stephen Murdoch, CEO, Micro Focus.  "We look forward to providing detail on this progress and our operational priorities at our forthcoming interim results."

Interim Results date

As previously announced, Micro Focus will issue its interim results for the six months ended 30 April 2018 on Wednesday 11 July 2018.

Enquiries:
Micro Focus	Tel: +44 (0) 1635 32646
Chris Kennedy, Chief Financial Officer
Tim Brill, IR Director
Powerscourt	Tel: +44 (0) 20 7250 1446
Elly Williamson
Celine MacDougall

About Micro Focus

Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software Company supporting the technology needs and challenges of the Global 2000. Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com. SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, Software Defined Infrastructure and Application Delivery platforms that give customers greater control and flexibility while reducing cost. For more information, visit: www.suse.com.

 1 NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 16 May 2018

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer